20 Firstfield Road Gaithersburg, MD 20878 T 240-268-2000 F 240-268-2100 www.novavax.com Nasdaq: NVAX

April 28, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Mr. Jeffrey P. Riedler
Mr. Daniel Greenspan
Mr. Preston Brewer

Re:	Novavax, Inc.
Preliminary Proxy Statement on Schedule 14A

Filed April 20, 2015

File No. 000-26770

Gentlemen:

Novavax, Inc. (the “Company”) is submitting this letter in response to the written comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated April 24, 2015 (the “Comment Letter”), with regards to the Company’s Preliminary Proxy Statement on Schedule 14A, filed with the Commission on April 20, 2015.

For the convenience of the Staff’s review, we have set forth the comment contained in the Comment Letter in italics followed by the response of the Company.

Proposal No. 2, page 13

1.	We note that you have proposed to amend your certificate of incorporation to increase the number of authorized shares of stock. Please amend to disclose whether you have any specific plans, arrangements, understandings, etc. to issue any of the newly authorized shares that have not otherwise been disclosed. If such plans exist, please disclose all material information.

Response:

In response to the Staff’s comment, the Company will revise the first sentence of the second paragraph under “Purpose of the Amended Charter” of Proposal No. 2 in its Definitive Proxy Statement on Schedule 14A to read as follows (marked to show changes):

United States Securities and Exchange Commission

April 28, 2015

“With the exception of the Company’s routine practice of granting stock options to employees and, in certain instances, its consultants, the Company has no current specific plan, commitment, arrangement, understanding, or agreement regarding the issuance of the additional shares of Common Stock resulting from the proposed increase in authorized shares.”

* * * * * *

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this response adequately addresses the Staff’s comment. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact me at (240) 268-2096 or John Donnelly, Ropes & Gray LLP, at (617) 235-4773.

Sincerely,

/s/ John A. Herrmann III
John A. Herrmann III
SVP, General Counsel & Corporate Secretary

cc:	Via E-Mail

Paul Kinsella (Ropes & Gray LLP)